Exhibit 99.2

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Three and nine months ended September 30, 2010

(Unaudited - Prepared by Management)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unaudited financial statements for the three and nine months ended September 30, 2010.

Chai-Na-Ta Corp.
Third Quarter Report
For the period ended September 30, 2010
CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Unaudited)

In thousands of Canadian dollars	Note	September 30 2010	December 31 2009

ASSETS
Current assets
Cash		$1,575	$2,488
Accounts receivable and other receivables		444	13
Inventory		1,457	6,668
Ginseng crops		4,883	3,898
Prepaid expenses		57	87
		8,416	13,154

Ginseng crops	5	2,938	2,154
Prepaid expenses		20	x28
Property, plant and equipment		2,284	2,513
		$13,658	$17,849

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$353	$459
Customer deposits		673	3,301
Current portion of long-term debt	3	1,327	446
		2,353	4,206

Long-term debt	3	4,157	6,499
Total liabilities		6,510	10,705

SHAREHOLDERS' EQUITY
Share capital	4	38,246	38,246
Contributed surplus		338	338
Accumulated other comprehensive income		855	806
Deficit		(32,291)	(32,246)
		(31,436)	(31,440)
		7,148	7,144
		13,658	17,849

Going concern (Note 1)
Commitments, contingencies and guarantees (Note 8)

Approved by the Board:

"Derek Zen"	"Wilman Wong"

Derek Zen	Wilman Wong
Director	Director

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2010
CHAI-NA-TA CORP.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

		Three months ended		Nine months ended
in thousands of Canadian dollars (except per share amounts)	Note	September 30 2010	September 30 2009	September 30 2010	September 30 2009

Revenue		$2,892	$1,265	$5,697	$5,961

Cost of goods sold
Cost of inventory sold		2,544	1,342	5,240	5,479
Shipping and handling fees		2	17	41	91
Write-down of ginseng crops	5	-	-	170	-
		2,546	1,359	5,451	5,570

Gross margin (loss)		346	(94)	246	391

Selling, general and administrative expenses		185	237	602	704
Wind-up expenses of terminated operations	6	-	18	-	467
Interest on short-term debt		-	-	-	36
Interest on long-term debt	3	120	53	314	240
		305	308	916	1,447

Operating income (loss)		41	(402)	(670)	(1,056)

Other income	7	214	266	625	1,710

NET EARNINGS (LOSS) FOR THE PERIOD		$255	$(136)	$(45)	$654

Deficit, beginning of period		(32,546)	(32,125)	(32,246)	(32,915)

DEFICIT, END OF PERIOD		$(32,291)	$(32,261)	$(32,291)	$(32,261)

Basic and diluted earnings (loss) per share		$0.01	$(0.00)	$(0.00)	$0.02

Weighted average number of shares used to calculate basic and diluted earnings (loss) per share (in thousands)		34,698	34,698	34,698	34,698

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2010
CHAI-NA-TA CORP.
Interim Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended		Nine months ended
in thousands of Canadian dollars	September 30 2010	September 30 2009	September 30 2010	September 30 2009

Earnings (loss) for the period	$255	$(136)	$(45)	$654

Other comprehensive income
Change in cumulative translation adjustments as a result of unrealized foreign exchange differences	67	194	49	320
Comprehensive income	$322	$58	$4	$974

CHAI-NA-TA CORP.
Interim Consolidated Statements of Accumulated Other Comprehensive Income
(Unaudited)

	Three months ended		Nine months ended
in thousands of Canadian dollars	September 30 2010	September 30 2009	September 30 2010	September 30 2009

Balance, beginning of period	$788	$568	$806	$442

Other comprehensive income for the period	67	194	49	320
Balance, end of period	$855	$762	$855	$762

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2010
CHAI-NA-TA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Nine months ended
in thousands of Canadian dollars	September 30 2010	September 30 2009	September 30 2010	September 30 2009

Operating Activities
Net earnings (loss)	$255	$(136)	$(45)	$654
Items included in net earnings (loss) not affecting cash:
Depreciation and amortization	1	2	6	7
Gain on disposition of property, plant and equipment and assets held for sale	(98)	(7)	(585)	(329)
Cost of ginseng crops sold	2,485	1,340	5,180	4,941
Non-cash foreign exchange gains	(109)	(596)	(81)	(323)
Write-down of ginseng crops	-	-	170	-
Changes in non-cash operating assets and liabilities:
Accounts receivable and other receivables	66	(24)	(431)	38
Inventory	30	(37)	31	(21)
Prepaid expenses	15	(15)	38	(4)
Accounts payable and accrued liabilities	(65)	29	(90)	(158)
Customer deposits	(1,974)	222	(2,628)	(93)
Ginseng crop expenditures	(781)	(1,017)	(1,710)	(2,175)
	(175)	(239)	(145)	2,537

Financing Activities
Bank indebtedness	-	330	-	(2,730)
Repayment of long-term debt	(898)	(455)	(1,346)	(527)
	(898)	(125)	(1,346)	(3,257)

Investing Activities
Purchase of property, plant and equipment	(19)	(76)	(61)	(91)
Proceeds from disposition of property, plant and equipment	99	6	640	6
Proceeds from disposition of assets held for sale	-	-	-	956
	80	(70)	579	871

Effect of exchange rates changes on cash and cash equivalents	(1)	(2)	(1)	(4)

NET (DECREASE) INCREASE IN CASH	$(994)	$(436)	$(913)	$147

CASH, BEGINNING OF THE PERIOD	2,569	775	2,488	192

CASH, END OF THE PERIOD	$1,575	$339	$1,575	$339

SUPPLEMENTAL INFORMATION:

Other cash flows:
Interest paid	$178	$31	$447	$159

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

1.	Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced an operating loss of $670,000 for the nine months ended September 30, 2010 and has an accumulated deficit of $32,291,000 as at September 30, 2010. The Company is closely monitoring cash resources and has received significant financing from a company formerly under common control.

The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its creditors. These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Summary of significant accounting policies

a)	Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) except that certain information and note disclosures normally included in the Company’s annual consolidated financial statements have not been presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2009. These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2010.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements except as noted below.

b)	Future changes in accounting policies

In April 2008, the Canadian Accounting Standards Board confirmed that on January 1, 2011 Canadian GAAP will be replaced by International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises. Management initiated its IFRS changeover plan in 2009 but has now suspended its changeover to IFRS and intends to convert to United States Generally Accepted Accounting Principles (“US GAAP”) instead of IFRS. Management believes that the conversion to US GAAP will be much less onerous and costly as the Company already reconciles to US GAAP annually as part of its filings with the United States Securities Exchange Commission. The accounting standards that will materially affect the Company's reported financial position and results of operations are disclosed in Note 12.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

c)	Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation of property, plant and equipment, fair value of assets held for sale, future income taxes and contingencies. Actual results may differ from those estimates.

3.	Long-term debt

in thousands of Canadian dollars	September 30 2010	December 31 2009

Term loan	$5,484	$6,945

Less: current portion	1,327	446
	$4,157	$6,499

On September 1, 2009 the Company agreed to a three year extension of an existing loan facility of HK$51,500,000 from a company formerly under common control. The loan is unsecured and bears interest at 6.25%. The Company has repaid HK$10,000,000 ($1,346,000) during the nine months ended September 30, 2010. For the three and nine month periods ended September 30, 2010, the Company incurred $120,000 and $314,000 (2009 - $53,000 and $240,000) of interest, respectively, which has been included in interest on long-term debt on the statements of operations and deficit.

The term loan is scheduled to be repaid over the next three fiscal years as follows (all amounts in thousands of dollars of the respective currencies):

	Scheduled repayments		Canadian dollar
Fiscal Year	HK$	US$	equivalents

2010	$-	$-	$-
2011	10,000	-	1,327
2012	1,250	3,878	4,157
	$11,250	$3,878	$5,484

The Canadian dollar equivalents are calculated using foreign exchange rates as of September 30, 2010.

Subsequent to the end of the reporting period, the Company made an additional loan payment of HK$5,000,000 ($673,500) thus reducing the current amount due to HK$5,000,000 ($673,500).

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

4.	Share capital

In thousands	Number of Shares	Amount

Common Shares
Balance as at December 31, 2009 and September 30, 2010	34,698	$38,246

5.	Write-down of ginseng crops

During the three month period ended June 30, 2010, the Company recorded a $170,000 write-down on the long-term ginseng crops that are expected to be part of the 2011 harvest. This write-down was recorded due to frost damage at one of the Company's farm locations which damaged the ginseng crops and reduced the expected yield from that specific location which in turn reduced the net realizable value of those ginseng crops.

6.	Wind-up expenses of terminated operations

Wind-up expenses of terminated operations includes all expenditures associated with closing the ginseng farm operations in British Columbia after the final harvest was completed in 2008.

7.	Other income

	Three months ended
in thousands of Canadian dollars	September 30 2010	September 30 2009

Foreign exchange gains	$108	$216
Gains on disposal of property, plant and equipment and assets held for sale	98	7
Government supplements	-	41
Other non-operating income	8	2
	$214	$266

	Nine months ended
in thousands of Canadian dollars	September 30 2010	September 30 2009

Foreign exchange gains	$29	$383
Gains on disposal of property, plant and equipment and assets held for sale	585	329
Government supplements	-	995
Other non-operating income	11	3
	$625	$1,710

Foreign exchange gains for the three months ended September 30, 2010 include a $15,000 loss (2009 -$231,000 loss) and for the nine months ended September 30, 2010 include a $34,000 loss (2009 -$357,000 loss) on foreign exchange forward contracts.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Government supplements include funds received from Agriculture Canada as compensation for cost of production increases and reduced margins of the Company's farming operations in prior years net of program participation fees and related costs. There are no contingencies attached to the funds received.

8.	Commitments, contingencies and guarantees

a)

The Company has entered into a forward contract with a Canadian chartered bank to purchase US$1,400,000 on March 28, 2011 to partially hedge against the term loan detailed in Note 3. If the spot Canadian/US dollar exchange rate is less than or equal to $1.0150 on the contract date, the exchange rate of the purchase will be $1.0150. If the exchange rate is greater than or equal to $1.0650 on the contract date, the exchange rate of the purchase will be $1.0650. If the exchange rate is between $1.0150 and $1.0650 on the contract date, the contract will expire and a purchase obligation will not take place. At September 30, 2010, the closing exchange rate of $1.0290 resulted in a fair market value of this contract being $NIL.

b)

The Company had become involved in a legal proceeding as a result of an automobile accident. During the three month period ended September 30, 2010, a legal judgment was rendered that the party intending to sue the Company as a result of the automobile accident had no legal right to do so thus absolving the Company of any legal liability.

9.	Foreign exchange contracts

The Company has a term loan denominated in Hong Kong dollars as detailed in Note 3 and as a result is exposed to foreign exchange risks. The Company uses foreign exchange contracts to partially hedge against the loan. For the three and nine month periods ended September 30, 2010, the Company received proceeds of $NIL and $59,000, respectively, as a result of foreign exchange contracts of which $16,000 was included in other income (loss) on the statement of operations and deficit for the year ended December 31, 2009. For the three and nine month period ended September 30, 2009, the Company received (paid) proceeds of ($392,000) and $32,000, respectively, as a result of foreign exchange contracts of which $395,000 was included in other income on the statement of operations and deficit for the year ended December 31, 2008. At period-end exchange rates, the Company would neither receive nor pay any amounts to settle its existing foreign exchange contract as described in Note 8(a).

The Company also uses foreign exchange contracts to partially hedge against interest payments on the loan denominated in Hong Kong dollars. For the nine month period ended September 30, 2010, the Company recorded a gain of $9,000 as a result of these foreign exchange contracts which is included in other income on the statement of operations and deficit. There were no such contracts in the corresponding prior year periods and there are none outstanding as of September 30, 2010.

10.	Segmented information

The Company operates in one industry segment and two geographic regions. The geographic region that the external revenue is derived from is determined by the residency of the customer. Intersegment revenue is determined by the residency of the subsidiary selling the product. Major customers include all customers with whom the Company has derived revenue greater than 10% of its total revenue within the reporting period.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

	Three months ended
in thousands of Canadian dollars	September 30 2010	September 30 2009
External revenue from operations located in:
Canada	$215	$62
Hong Kong and People's Republic of China	2,677	1,203
	$2,892	$1,265
Intersegment revenue from operations located in:
Canada	$2,592	$1,988
Hong Kong and People's Republic of China	-	-
	$2,592	$1,988
Net earnings (loss) from operations located in:
Canada	$287	$(214)
Hong Kong and People's Republic of China	(32)	78
	$255	$(136)

	Nine months ended
in thousands of Canadian dollars	September 30 2010	September 30 2009
External revenue from operations located in:
Canada	$315	$1,361
Hong Kong and People's Republic of China	5,382	4,600
	$5,697	$5,961
Intersegment revenue from operations located in:
Canada	$4,580	$4,118
Hong Kong and People's Republic of China	-	556
	$4,580	$4,674
Net earnings (loss) from operations located in:
Canada	$(2)	$574
Hong Kong and People's Republic of China	(43)	80
	$(45)	$654

All of the Company's long-lived assets, which comprise of all assets not classified as current assets, were in the Canadian geographic region as at September 30, 2010 and September 30, 2009.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Major customers:

For the three months ended September 30, 2010, revenue consisted of sales primarily to three customers, which accounted for $1,843,000, $507,000 and $328,000, respectively, from the Hong Kong and People's Republic of China geographic region (September 30, 2009 - two customers which accounted for $642,000 and $561,000 from the Hong Kong and People's Republic of China geographic region).

For the nine months ended September 30, 2010, revenue consisted of sales primarily to four customers, which accounted for $2,103,000, $1,843,000, $760,000 and $676,000, respectively, from the Hong Kong and People's Republic of China geographic region (September 30, 2009 - three customers which accounted for $2,013,000 and 1,460,000, respectively, from the Hong Kong and People's Republic of China geographic region and $1,040,000 from the Canadian geographic region).

11.	Related party transaction

In the normal course of business, the Company pays management fees to Wai Kee Holdings Limited ("Wai Kee") for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited. Wai Kee is a Hong Kong based publicly traded company which owns 38% of the shares of the Company and has a director in common with the Company. For the three and nine month periods ended September 30, 2010, the Company paid management fees of $15,000 and $51,000 (September 30, 2009 -$27,000 and $87,000), respectively, of which $10,000 remains outstanding and is included in accounts payable and accrued liabilities on the consolidated balance sheet.

12.	Differences between Canadian GAAP and US GAAP

The Company has identified the following differences between Canadian GAAP and US GAAP which have a material impact on the financial statements of the Company.

Under Canadian GAAP, interest relating to expenditures on ginseng crop costs has been capitalized. The interest is included in inventory when the ginseng crops are harvested and cost of goods sold when the inventory is sold. Under US GAAP, the portion of interest relating to expenditures on ginseng crop costs would not be eligible for capitalization to ginseng crop costs. The amount would be expensed as period costs and accordingly, the carrying value of crop costs and inventory under US GAAP would be different. Similarly, interest that had been capitalized under Canadian GAAP and included in cost of sales would not have been reported as cost of sales for the period under US GAAP since such costs would have previously have been expensed as period costs.

Under Canadian GAAP, inventory and ginseng crops are recorded at the lower of cost or estimated net realizable value. Any write-down to estimated net realizable value can be reversed in subsequent periods if there is a change in circumstances which result in an increase in the estimated net realizable. Under US GAAP, inventory and ginseng crops are also recorded at the lower of cost or estimated net realizable value but there is no allowance to reverse a write-down to estimated net realizable value as there is under Canadian GAAP.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Under Canadian GAAP, interest and finance charges are presented as operating expenses and are included in the calculation of operating income. Under US GAAP, interest and finance charges would be presented as non-operating expenses and would therefore be excluded from the calculation of operating income.

As a result of these differences, the balance sheet of the Company as at September 30, 2010 would change under US GAAP as follows:

			Increase
			(Decrease) in
	Canadian	US	Shareholders'
in thousands of Canadian dollars	GAAP	GAAP	Equity
Assets
Inventory	$1,458	$1,293	$(165)
Short-term ginseng crops	4,883	4,879	(4)
	$6,341	$6,172	$(169)

Shareholders' Equity	$7,148	$6,979	$(169)

The statement of operations for the three month period ended September 30, 2010 would change under US GAAP as follows:

			Increase
	Canadian	US	(Decrease)
in thousands of Canadian dollars	GAAP	GAAP	in Earnings

Cost of goods sold	$2,546	$2,303	$243

Operating income	$41	$439	$398

Net earnings	$255	$498	$243

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2010
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

The statement of operations for the nine month period ended September 30, 2010 would change under US GAAP as follows:

			Increase
	Canadian	US	(Decrease)
in thousands of Canadian dollars	GAAP	GAAP	in Earnings

Cost of goods sold	$5,451	$5,118	$333

Operating loss	$(670)	$(23)	$647

Net earnings (loss)	$(45)	$288	$333

There was no change in interest expense during the three and nine month periods ended September 30, 2010 as the Company did not capitalize any interest under Canadian GAAP.